Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Joseph McCann

Re:	Rosetta Genomics Ltd.
Registration Statement on Form F-1
Filed December 8, 2016
File No. 333-214981

Ladies and Gentlemen:

On behalf of Rosetta Genomics Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated January 4, 2017 with respect to the Company’s Registration Statement on Form F-1, initially filed on December 8, 2016 (the “Registration Statement”). The responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter.

General

1.       Comment: Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form F-3, you are not eligible to conduct an at-the-market offering under Rule 415(a)(4). Please revise to fix the price at which the shares will be sold and name the selling stockholders as underwriters. If you disagree, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	the number of selling stockholders and the percentage of the overall offering made by each stockholder;

•	the date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•	the relationship of each selling stockholder with you, including an analysis of whether the selling stockholder is an affiliate of the company;

•	any relationships among the selling stockholders;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

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•	the dollar value of the shares registered in relation to the proceeds that you received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

•	the discount at which the stockholders will purchase the ordinary shares underlying the convertible securities upon conversion or exercise;

•	whether or not any of the selling stockholders is in the business of buying and selling securities; and

•	the probability that the conversion and exercise prices will be based on a future VWAP measurement that is significantly lower than the initial $.50 conversion price applicable to the debentures and the initial $.85 exercise price applicable to the warrants given (i) your disclosure on page 9 concerning an on-going NASDAQ bid price deficiency that predates the private placement and (ii) reset provisions in the convertible debenture and purchase warrant agreements that are triggered upon a reverse stock split.

Response: The Company acknowledges the Staff’s comment and for the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the selling stockholders named in the Registration Statement (the “Selling Stockholders”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a valid secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.

Background

On November 23, 2016, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Sabby Volatility Warrant Master Fund, Ltd. and its affiliated fund Sabby Healthcare Master Fund, Ltd. (collectively referred to herein as “Sabby”) to purchase (i) an aggregate of 1,095,000 of the Company’s ordinary shares (the “Shares”) at a purchase price of $0.50 per share and an aggregate principal amount of $3,160,000 unsecured convertible debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 10,000,000 ordinary shares with an initial exercise price of $0.85 per share (the “2016 Warrants”) and an aggregate principal amount of $1,292,500 unsecured convertible debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offering”). The initial closing of the Offering at which the Company received gross proceeds of $3,707,500 for the Shares, the Registered Debentures and 2016 Warrants occurred on November 29, 2016 (the “Initial Closing”). A second closing at which the Company would receive gross proceeds of $1,292,500 for the PIPE Debentures will be held upon the effectiveness of a resale registration statement covering the resale of the ordinary shares issuable upon conversion of the PIPE Debentures and the ordinary shares issuable upon exercise of the 2016 Warrants, subject to the satisfaction of customary closing conditions (the “Second Closing”). It is important to note that all closing conditions for the Second Closing are outside of the control of Sabby.

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The Debentures are non-interest bearing, have a term of 30 years and are convertible into ordinary shares at an initial conversion price of $0.50 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s ordinary shares, the conversion price of the Debentures shall be reduced to the lesser of (x) the then conversion price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures, if the Company issues ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective conversion price, then the then conversion price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities. It is important to note that under no circumstances will the adjusted conversion price of the Debentures be lower than $0.25.

The 2016 Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the 2016 Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s ordinary shares and rights offerings and pro rata distributions with respect to all holders of the Company’s ordinary shares. Additionally, in the event of a reverse stock split of the Company’s ordinary shares, the exercise price shall be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective exercise price, then the exercise price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities.

The Company also entered into a Registration Rights Agreement with Sabby, pursuant to which the Company is required to file a resale registration statement on Form F-1 within 45 days of the initial closing to cover the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (as well as the warrants issued to the placement agents as compensation as described below). The Company’s failure to satisfy certain conditions and deadlines described in the Registration Rights Agreement will subject the Company to payment of certain liquidated damages. Failure to have such registration statement declared effective by the Commission on or before March 29, 2017, would terminate Sabby’s obligation to purchase the PIPE Debentures, resulting in the Company’s failure to receive an additional $1,292,500 of much-needed capital.

The Placement Agents in the Offering received compensation of (i) a cash fee equal to approximately $350,000 ($259,525 paid at the Initial Closing and $90,475 to be paid at the Second Closing), (ii) warrants to purchase up to 300,000 ordinary shares (the “Placement Agent Warrants”) and (iii) reimbursement of expenses of $75,000. The Placement Agent Warrants will become exercisable on November 29, 2017 and will expire four years thereafter and have an exercise price equal to $0.625, or 125% of the offering price per Share.

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In accordance with the requirements of the Registration Rights Agreement, on December 8, 2016 the Company filed the Registration Statement to register the resale of the ordinary shares issuable upon (i) exercise of the 2016 Warrants, (ii) conversion of the PIPE Debentures and (iii) exercise of the Placement Agent Warrants.

Rule 415 Analysis; C&DI 612.09

Rule 415 under the Securities Act (“Rule 415”) generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

a.	Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

1.	The registration statement pertains only to:

i.	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders—i.e., a secondary offering. In the event that the offer and sale of securities by the selling securityholders under the Registration Statement is re-characterized as a primary offering by or on behalf of the Company, (i) sales would have to be made on a fixed price basis (rather than at prevailing market prices), rendering sales impracticable and (ii) the selling securityholders would be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liability under Section 11 of the Securities Act.

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules and in Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

•	how long the selling shareholders have held the shares;

•	the circumstances under which they received them;

•	their relationship to the issuer;

•	the amount of shares involved;

•	whether the sellers are in the business of underwriting securities; and

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•	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. Based on our review of these factors, the Company respectfully submits to the Staff that the Selling Stockholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of ordinary shares by the Selling Stockholders as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Factor 1: How Long the Selling Stockholders Have Held the Securities

The 15,470,000 ordinary shares being registered for resale under the Registration Statement consist of up to 5,170,000 ordinary shares issuable upon conversion of the PIPE Debentures to be issued to Sabby in the Second Closing, (ii) up to 10,000,000 ordinary shares issuable upon the exercise of outstanding 2016 Warrants issued to Sabby in the Initial Closing on November 29, 2016, and (iii) up to 300,000 ordinary shares issuable upon the exercise of the Placement Agent Warrants issued on November 29, 2016.

While the presumption is that the longer securities are held, the less likely it is that a selling stockholder is acting as a conduit for a primary offering, such a factor is not determinative, and the SEC has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations Questions 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment of public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Thus, there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering. This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. This concept is completely consistent with custom and practice in the PIPE marketplace. In many PIPE transactions (including this Offering) a registration statement is required to be filed shortly after closing or even as a condition to the closing.

The Selling Stockholders purchased the securities underlying the ordinary shares being registered for resale in the Registration Statement in a valid private placement offering pursuant to an exemption from registration under Rule 506 of Regulation D promulgated under the Securities Act (other than the very small minority of shares (300,000 ordinary shares issuable upon exercise of the Placement Agent Warrants) held by the Selling Stockholders who are FINRA members or affiliates of FINRA members and who received their securities as placement agent compensation in the Offering (the “Placement Agent Selling Stockholders”)). Each of the Selling Stockholders (other than the Placement Agent Selling Stockholders) represented to the Company in the Purchase Agreement that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. Each of the Placement Agent Selling Stockholders represented to the Company in a Selling Stockholder Notice and Questionnaire that they received the Placement Agent Warrants as compensation in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares issuable upon exercise of such securities. There is no evidence to suggest that those representations are false. The mere fact that the ordinary shares issuable upon conversion of the PIPE Debentures and exercise of the 2016 Warrants and Placement Agent Warrants are now being registered for resale is not evidence that the Selling Stockholder had or have any intention to effect an immediate distribution. In short, these parties were acting as investors at the time of the Private Placement, bearing the full market risk from the date of the Initial Closing, and are not underwriters of a primary offering.

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Additional evidence exists to demonstrate the Selling Stockholders’ investment intent to avoid being characterized as an “underwriter”. First, under the terms of the Purchase Agreement, the Company was not required to file the Registration Statement until 45 days following the Initial Closing. The Selling Stockholders also understood that the holding period for the securities covered under the Registration Statement would be extended following any review of the Registration Statement by the Commission pursuant to the terms of the Registration Rights Agreement. Second, given the “blocker” provisions of the 2016 Warrants and the PIPE Debentures, which prevents the holder from beneficially owning more than 4.99% of the Company’s issued and outstanding ordinary shares upon conversion of the PIPE Debentures or exercise of the 2016 Warrants, the Selling Stockholders are unlikely to consider converting or exercising, or to be able to convert or exercise, all of these securities into ordinary shares and selling those shares in the market unless there was sufficient liquidity at a trading price above the respective conversion or exercise price, as applicable, and, currently, the ordinary shares are trading at a price below the respective conversion/exercise price. The Selling Stockholders purchased the securities in the Offering fully aware of the limited trading activity in the ordinary shares. The Selling Stockholders do not and could not expect to be able to quickly sell their ordinary shares, even if they desired to do so. The Company’s average daily trading volume in 2016 was approximately 230,000 shares. If the Selling securityholders attempted to liquidate the approximately 15,470,000 ordinary shares subject to the Registration Statement, it would take them between approximately 269 and 67 trading days to do so (using the 2016 average trading volume and assuming that sales from the Selling Stockholders represented 25% - 100% of the future sales volume).

The Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. There is no evidence to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the shares, and the selling stockholders have held the securities for the time periods referenced above.

Lastly, none of the Selling Stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

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Accordingly, based on the foregoing, the Company believes that the factors discussed above in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: Circumstances Under Which the Selling Stockholders Received Their Shares

Sabby

As described above, the 2016 Warrants and the PIPE Debentures were (or will be with respect to the PIPE Debentures) issued in a valid private placement transaction that complied in all respects with CD&I 116.19 and CD&I 139.11, and the rules and regulation promulgated under the Securities Act. These securities were (or will be issued) pursuant to transactions exempt from the registration requirements of the Securities Act; specifically in reliance on Rule 506 of Regulation D. Accordingly, such securities are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In the Purchase Agreement, Sabby made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the securities pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the securities to any person, (iii) will not sell or otherwise dispose of any of the securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Purchase Agreement had the traditional characteristics of a private investment and there is no indicia of the Offering being a “disguised underwriting” by the Selling Stockholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The Selling Stockholders purchased the securities in the Offering without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the Selling Stockholders have taken full investment risk with regard to the securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreement.  The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when the Investors determine to sell any portion of their investments.  The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering.  From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company.

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Placement Agent Selling Stockholders

As noted above, the Placement Agent Selling Stockholders received the Placement Agent Warrants as compensation for services rendered in the Offering. Each of the Placement Agent Selling Stockholders represented to the Company in a Selling Stockholder Notice and Questionnaire that they received the Placement Agent Warrants as compensation in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares issuable upon exercise of such securities.

The Company believes that the facts surrounding issuance of the 2016 Warrants, PIPE Debentures and Placement Agent Warrants do not support a conclusion that the Selling Stockholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

Factor 3: The Selling Stockholders’ Relationship to the Company

Sabby

Sabby’s relationship to the Company is, and always has been, solely as a passive investor. There are no relationships between or among the Company and Sabby of a nature that would suggest that it should be viewed as “the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Prior to the Offering, the only direct or indirect relationship between Sabby and the Company was with respect to the purchase by Sabby of ordinary shares and warrants in a PIPE transaction in October 2015 (the “2015 PIPE”). In the 2015 PIPE, Sabby purchased 1,031,250 ordinary shares and warrants to purchase up to 1,340,625 ordinary shares, representing approximately 30% of the securities issued in that transaction.

Notwithstanding the significant investments by Sabby in the Company, it has no representatives serving as an officer or employee of the Company or as a member of the Company’s board of directors, nor do they have any relationship with any of the Company’s officers or directors, nor do they have any other power to direct or cause the direction of the management and policies of the Company. The Company has no contractual, legal, or other relationship with the Sabby that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all. Furthermore, Sabby has not entered into any stockholders’ agreement and nor do they have any special rights as a stockholder.

Sabby is not an affiliate of the Company, and as evidenced by the 4.9% ownership blocker provision contained in both the 2016 Warrants and the Debentures, Sabby clearly did not purchase the securities with any view to becoming an affiliate of the Company or establishing any “control” over the Company or its operations. These blocker provisions prevent Sabby from being an affiliate of the Company or exerting any voting control or influence over the Company.

Sabby is also not the “alter ego” of the Company and is not acting as a conduit for the Company. Sabby is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to investment transactions.

In addition, the Company also had considered a number of financing alternatives that had been presented to it by the Placement Agents, and negotiated the terms of the Offering with Sabby on an arm’s length basis, following its careful consideration of the alternatives that had been presented to it.

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Placement Agent Selling Stockholders

Other than with their affiliation with the placement agents for the offering (and with respect to the Placement Agent Selling Stockholders affiliated with Aegis Capital Corp., which served as placement agent in the 2015 PIPE), there are no other relationships between the Company and the Placemnt Agent Selling Stockholders. It should be noted that the ordinary shares underlying the Placement Agent Warrants being registered in the Registration Statement represent approximately 1.9% of the total number of shares being registered under the Registration Statement.

In addition, the Selling Stockholders will retain all proceeds from any sale of ordinary shares pursuant to the Registration Statement and the Company will not receive any proceeds from any resale of shares by the selling securityholders.

For the reasons described above, the Company believes that there is no relationship between the Company and the Selling Stockholders that would preclude the offering covered by the Registration Statement from being a bonafide secondary offering.

Factor 4: The Amount of Registration Shares Involved

The Company is seeking to register 15,470,000 ordinary shares for resale pursuant to the Registration Statement, and, as of December 31, 2016, had a total of 22,112,444 shares of Common Stock outstanding, only 190,000 of which are held by affiliates. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. We believe that it is also important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

In the past, the Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the issuer’s public float. Our understanding is that the intended purpose of this test is to flag transactions for Staff review in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Such toxic PIPE transactions could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

The Company does not believe that the Offering has any of the attributes associated with a toxic PIPE transaction. The Staff correctly points out that the exercise price of the 2016 Warrants and the conversion price of the PIPE Debentures is subject to potential adjustment following a reverse stock split. The Staff also correctly notes that the Company is subject to an ongoing bid price deficiency under NASDAQ Marketplace rules. The Company has until April 11, 2017 to cure the deficiency. In addition, the Company may be eligible for an additional 180-day grace period if it meets certain other NASDAQ listing requirements (other than the bid price) as of April 11, 2017. It is possible that the Company’s stock may trade above $1.00 for the requisite ten consecutive days prior to April 11, 2017 or, if applicable, the end of the extended grace period. In addition, even if the bid price deficiency is not cured within the applicable grace period, it is possible that the board of directors of the Company may determine that it is in the best interests of the Company and its stockholders to accept a delisting and begin trading on the OTC market. Accordingly, the Company cannot with any certainty predict the probability that it will even effect a reverse stock split and thus trigger the adjustment provisions of the 2016 Warrants and the PIPE Debentures. Furthermore, the Company’s stock has been very volatile with a closing price as high as $0.99 in September 2016 and $0.78 as recently as November 22, 2016. Accordingly, even if the Company does effect a reverse stock split, there is no way to predict with any degree of certainty, the probability of whether the price adjustment triggered by such a split will result in conversion/exercise prices that are “significantly lower” than the initial conversion/exercise prices. In fact, at this time it is impossible to predict whether a reverse stock split would trigger the adjustment provisions at all. The Company notes that while it is an event of default under the Debentures if the Company’s ordinary shares are not “eligible for listing or quotation for trading on a Trading Market . . . .”, “Trading Market” is defined in the Debentures as “any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).” Accordingly, the decision to effect a reverse stock split is solely within the control of the Company, and the Selling Stockholders bear full market risk with respect to the 2016 Warrants and the PIPE Debentures. Thus, the Commission’s policy considerations applicable to toxic PIPE transactions do not apply to the Offering.

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The Staff has also indicated, in its Securities Act Rules, Compliance and Disclosure Interpretations Question 612.12 (“C&DI 612.12”) and in its Securities Act Forms, Compliance and Disclosure Interpretations Question 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

As noted above, Sabby is precluded from being an affiliate or control person by the 4.99% blocking provisions in the 2016 Warrants and the Debentures. Nevertheless, the foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer.  In this instance, none of the circumstances of the Offering indicate that the Selling Stockholders are reselling securities on behalf of the Company. Sabby did not acquire the securities under circumstances that would indicate that they would receive underwriting compensation from the Company in connection with the resale of ordinary shares under the Registration Statement or that the Company had any financial interest in the resale of such shares. Finally, as explained below, to the Company’s knowledge, Sabby is not in the business of underwriting securities.

In light of the foregoing, the Company believes that the number of ordinary shares being registered for resale pursuant to the Registration Statement should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

Sabby

To the Company’s knowledge, Sabby consists of private investment funds that buy and sell portfolio securities for their own accounts and they are not in the business of underwriting securities. As noted, above, in the Purchase Agreement, Sabby has made representations that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. In addition, in the Selling Stockholder Notice and Questionnaires received by the Company from Sabby while preparing the Registration Statement, Sabby specifically represented that they is not a broker dealer or an affiliate of a broker dealer. There is no evidence to suggest that such representations are false.

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Placement Agent Selling Stockholders

The Placement Agent Selling Stockholders are affiliated with broker dealers who are in the business of underwriting securities. The Placement Agent Selling Stockholders hold Placement Agent Warrants, which were issued as compensation for service in the Offering. Each of the Placement Agent Selling Stockholders represented to the Company in a Selling Stockholder Notice and Questionnaire that they received the Placement Agent Warrants as compensation in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares issuable upon exercise of such securities. There is no evidence to suggest that those representations are false. In addition, as noted above, the ordinary shares underlying the Placement Agent Warrants represent a de minimus number of the total shares to be registered for resale pursuant to the Registration Statement.

The facts in this instance indicate that Sabby made a fundamental decision to invest in the Company, and, in the case of the Placement Agent Warrants, the Placement Agent Selling Stockholders chose to receive compensation in the form of warrants exercisable for ordinary shares. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company

The Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company or that the Selling Stockholders are engaging in a distribution for the benefit of the Company. Sabby made a fundamental decision to invest in the Company, has represented its investment intent and disclaimed any intent to illegally distribute the securities it has purchased. There is no evidence to suggest that any of the Selling Stockholders are acting in concert to effect a coordinated distribution of the Company’s ordinary shares. The Selling Stockholders have borne the full economic risk of ownership of the Company’s securities, and likely will continue to do so for a significant period of time given (i) the limited trading volume of the Common Stock and (ii) the 4.99% blocker provisions contained in the 2016 Warrants and the Debentures.

Accordingly, the Company believes that the foregoing analysis lead to the conclusion that the 2016 Warrants, the PIPE Debentures and the Placement Agent Warrants were issued in a valid private placement and the offering contemplated by the Registration Statement is a proper, secondary resale offering by the Selling Stockholders under Rule 415(a)(1)(i).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Page 12

2.       Comment: Please tell us the following:

•	whether you have the intention, and the financial ability, to make all payments on the debentures given the "substantial liquidity issues" cited in the audit report for your December 8, 2016 restatement to your December 31, 2015 financial statements;

•	whether — based on information obtained from the selling stockholders — any of the selling stockholders have an existing short position or hedging/loan/pledge or other arrangement with a broker-dealer in your ordinary shares and, if so, the following additional information:

•	the date on which each such selling stockholder entered into that position; and

•	the relationship of the date on which each such selling stockholder entered into that position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement; and

•	whether — based on information obtained from the selling stockholders and with reference to the Plan of Distribution (Annex A) to the Registration Rights Agreement — any of the selling stockholders will engage in (i) short selling or (ii) hedging/loan/pledge or other transactions with broker-dealers who may engage in short sales of your ordinary shares.

Response:

Repayment of Debentures

The Staff is advised that the Debentures have purposefully been structured as an equity-like security, with no interest accruing and a term of 30 years. The Debentures have purposefully been structured as the equivalent of a “toothless” preferred stock that is commonly issued by U.S. companies. The Company is organized under the laws of Israel, and Israeli law does not provide for the issuance of blank-check preferred stock like most U.S.-state laws. Accordingly, the intent of the Debentures is that they will be converted long before they become due on November 29, 2046.

Information from Sabby Re: Short Selling Activity

The Staff is advised that pursuant to Section 3.2(f) of the Purchase Agreement pursuant to which Sabby purchased the securities, Sabby represented to the Company that from the date they first received a term sheet, whether written or oral, setting forth the material terms of the offering until the date of the agreement they did not execute purchases or sales, including short sales, of the Company’s ordinary shares.   Further, pursuant to Section 4.13 of the Purchase Agreement, from the date of the agreement until such time that the offering was publicly announced and all material terms of the offering were publicly disseminated, they agreed to not purchase or sell, including short sales, ordinary shares of the Company.  After the date that the material terms of the offering are publicly announced, there are no restrictions on the ability of such selling stockholders to execute purchases and sales, including short sales, of the Company’s ordinary shares. Sabby has represented to the Company that it has complied with such provisions of the Purchase Agreement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Page 13

Exhibit 5.1

1.       Comment: Please have counsel delete the limitation on reliance in the eleventh paragraph that the opinion "is being delivered to you solely for your information in connection with the above matter and may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission." For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

Response: The Staff’s comment is acknowledged and a revised opinion with the aforementioned language re: limitation on reliance deleted will be filed as Exhibit 5.1 to a pre-effective amendment to the Registration Statement.

* * *

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane